IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COLLATERAL TERM SHEET IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

04007186

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FEB 3 2004

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

1269518

CWALT, INC.
(Exact Name of Registrant as Specified in Charter)

~~001265918~~
(Registrant CIK Number)

Form 8-K for February 3, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-110343
(SEC File Number, if Available)

PROCESSED
FEB 03 2004
THOMSON FINANCIAL

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on FEBRUARY 3, 2004.

CWMBS, INC.

By: ____________________
Name:
Title:

Exhibit Index

Exhibit		Page
99.1	Collateral Term Sheet Prepared by GOLDMAN, SACHS & CO.	4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS

COLLATERAL TERM SHEET IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION,

THIS COLLATERAL TERM SHEET

IS BEING FILED IN PAPER

Exhibit 99.1

COLLATERAL TERM SHEET
PREPARED BY GOLDMAN, SACHS & CO.

for

CWALT, INC.

ALTERNATIVE LOAN TRUST 2004-2CB
Mortgage Pass-Through Certificates, Series 2004-2CB

CWALT 2004 02CB
Portfolio Summary Report
Prepared by Goldman, Sachs & Co.

15:19 Monday, January 26, 2004 1

Pg	Pool Classification	Loans	Current Balance	Gross WAC	Net WAC	Orig WA	ST WAM	Am WAM	Age
0001	All Loans	11,733	$1,750,076,322.81	6.1753530783	5.9142717273	359	356	355	1
*** TOTALS ***		11,733	$1,750,076,322.81						

Loans	Current Balance	Avg. Balance	Gross WAC	Net WAC	Orig WA	ST WAM	Am WAM	Age	OLTV	FICO
11,732	$1,758,078,823.81	$149,853.13	6.1753530763	5.9143737375	335	334	333	1	75.2	705

Gross Rate		Sched Balance		Orig Term		St Term		St Am Term		Age		Paid To	
4.25 - 4.49%	0.01	$0.00-$ 25,000	0.03	1 - 120 Months	0.19	1 - 120 Months	0.19	1 - 120 Months	0.20	0 Mths	33.09	01/01/04	100.00
4.50 - 4.749%	0.02	$25,001-$ 50,000	1.13	166 - 170 Mont	0.01	168 - 170 Mont	0.07	121 - 160 Mont	0.02	1 - 3 Mths	60.05		
4.75 - 4.99%	0.31	$50,001-$ 75,000	4.84	176 - 180 Mont	13.75	171 - 175 Mont	0.76	161 - 165 Mont	0.01	4 - 6 Mths	5.95		
5.00 - 5.249%	0.46	$75,001-$100,000	8.49	181 - 240 Mont	1.18	176 - 180 Mont	11.87	166 - 170 Mont	0.14	7 - 12 Mths	1.07		
5.25 - 5.49%	3.70	$100,001-$120,000	8.88	241 - 300 Mont	0.38	181 - 240 Mont	1.16	171 - 175 Mont	0.07	13 - 18 Mth	0.04		
5.50 - 5.749%	4.95	$120,001-$140,000	8.03	355 - 360 Mont	80.47	241 - 300 Mont	0.39	176 - 180 Mont	11.65	80+ Mths	0.01		
5.75 - 5.99%	15.11	$140,001-$160,000	9.46			341 - 345 Mont	0.02	181 - 240 Mont	1.17				
6.00 - 6.249%	19.81	$160,001-$180,000	8.38			346 - 350 Mont	0.06	241 - 300 Mont	0.43				
6.25 - 6.49%	26.99	$180,001-$200,000	6.34			351 - 355 Mont	2.73	301 - 340 Mont	0.17				
6.50 - 6.749%	17.70	$200,001-$250,000	16.22			355 - 360 Mont	82.60	341 - 345 Mont	0.09				
6.75 - 6.99%	7.11	$250,001-$300,000	13.37					346 - 350 Mont	0.32				
7.00 - 7.249%	0.63	$300,001-$350,000	5.15					351 - 355 Mont	3.48				
7.25 - 7.49%	0.61	$350,001-$400,000	0.88					356 - 360 Mont	81.39				
7.50 - 7.749%	0.27	$400,001-$450,000	0.50										
7.75 - 7.99%	0.02	$450,001-$500,000	0.30										
		$600,001-$650,000	0.14										

Geography		Zip		Orig LTV		FICO	
California	31.73	92336	0.20	0.01-50.00%	4.88	Missing	0.48
Florida	4.31	93312	0.16	50.01-60.00%	10.21	440-459	0.01
New York	3.82	96797	0.15	60.01-65.00%	7.01	460-479	0.06
Texas	3.33	89123	0.15	65.01-70.00%	11.38	480-499	0.10
New Jersey	3.34	91362	0.16	70.01-75.00%	10.13	500-519	0.15
Arizona	3.18	86789	0.16	75.01-80.00%	37.07	520-539	0.65
Nevada	2.88	89148	0.14	80.01-85.00%	1.12	560-579	0.56
Colorado	2.97	95746	0.14	85.01-90.00%	11.38	580-599	0.60
Washington	2.87	92127	0.14	90.01-95.00%	7.18	600-619	1.82
Ohio	2.56	95758	0.14	95.01-97.00%	1.03	620-649	7.67
Hawaii	2.33	89131	0.14	97.01-100.00%	5.63	650-699	27.64
Massachusetts	2.26	11235	0.13			700-749	37.18
Pennsylvania	2.16	98741	0.13			750-799	22.01
Virginia	2.15	95835	0.13			800+	1.41
More	29.06	*More*	97.92				

Property Type		Units		Occupancy		Purpose		Lender Paid MI	
Single Family	69.91	1	92.43	Primary Residence	70.77	Purchase	34.33	N	98.07
PUD	15.85	2	5.76	Investor Property	26.32	Cash Out Refi	36.40	Y	1.93
2-4 Family	7.88	3	0.94	Secondary Residence	2.91	Rate Term Refi	19.34		
Low-rise Condo	6.13	4	0.92						
Hi-rise Condo	0.31								
Co-Op	0.03								

Prepay Flag		IO Flag	
N	99.19	N	100.00
Y	0.81		

Pg Pool Classification	Loans	Current Balance	Gross WAC	Net WAC	Orig WA	SF WAM	Am WAM	Age
0001 1	4,835	$731,000,455.30	6.2238458294	5.8619558710	357	356	356	1
0002 2	2,728	$446,807,283.42	6.3880768016	6.1310396550	359	358	357	1
0003 3	2,463	$380,094,804.81	5.9468039903	5.6891863407	359	358	358	1
0004 4	1,708	$230,384,979.08	5.5630077022	5.3101990704	179	177	177	2
*** TOTALS ***	11,732	$1,788,076,823.81						

Loans	Current Balance	Avg. Balance	Gross WAC	Net WAC	Orig WA	RT WAM	Am WAM	Age	OLTV	FICO
4,959	$751,086,480.10	$151,461.99	6.3335488398	5.9618888716	357	356	356	1	78.4	718

Gross Rate		Sched Balance		Orig Term		Rt Term		Rt Am Term		Age		Paid To	
4.75 - 4.99%	0.03	$0.00-$ 25,000	0.01	181 - 240 Mont	1.31	181 - 240 Mont	1.31	1 - 120 Months	0.01	0 Mths	31.11	01/01/04	100.00
5.00 - 5.249%	0.10	$25,001-$ 50,000	1.03	241 - 300 Mont	0.34	241 - 300 Mont	0.34	181 - 240 Mont	2.31	1 - 3 Mths	62.62		
5.25 - 5.49%	0.75	$50,001-$ 75,000	4.52	356 - 360 Mont	97.35	346 - 350 Mont	0.06	241 - 300 Mont	0.37	4 - 6 Mths	5.15		
5.50 - 5.749%	1.27	$75,001-$100,000	8.35			351 - 355 Mont	2.79	301 - 340 Mont	0.20	7 - 12 Mths	1.13		
5.75 - 5.99%	8.42	$100,001-$120,000	8.89			356 - 360 Mont	95.51	341 - 345 Mont	0.06				
6.00 - 6.249%	24.36	$120,001-$140,000	9.45					346 - 350 Mont	0.37				
6.25 - 6.49%	51.00	$140,001-$160,000	9.28					351 - 355 Mont	3.69				
6.50 - 6.749%	9.99	$160,001-$180,000	8.35					356 - 360 Mont	93.01				
6.75 - 6.99%	0.79	$180,001-$200,000	8.00										
7.00 - 7.249%	0.88	$200,001-$250,000	17.53										
7.25 - 7.49%	0.26	$250,001-$300,000	15.16										
7.50 - 7.749%	0.10	$300,001-$350,000	8.03										
7.75 - 7.99%	0.01	$350,001-$400,000	0.62										
		$400,001-$450,000	0.39										
		$450,001-$500,000	0.20										
		$600,001-$650,000	0.17										

Geography		Zip		Orig LTV		FICO	
California	37.36	92335	0.19	0.01-50.00%	4.59	Missing	0.25
Florida	6.04	93312	0.23	50.01-60.00%	9.24	440-459	0.03
Texas	5.61	91362	0.23	60.01-65.00%	6.66	460-479	0.11
New York	4.97	89131	0.21	65.01-70.00%	10.58	480-499	0.13
Colorado	3.40	92111	0.21	70.01-75.00%	9.18	500-519	0.19
Washington	3.35	93550	0.21	75.01-80.00%	32.93	520-559	0.89
Nevada	3.29	92880	0.19	80.01-85.00%	0.66	560-579	0.60
Arizona	3.24	85140	0.17	85.01-90.00%	10.76	580-599	0.40
Ohio	2.70	93730	0.17	90.01-95.00%	7.12	600-619	1.69
New Jersey	2.59	94939	0.17	95.01-97.00%	1.47	620-649	6.11
Virginia	2.55	96797	0.16	97.01-100.49%	6.45	650-699	27.71
Hawaii	2.33	95758	0.16			700-749	39.93
Illinois	2.25	93309	0.16			750-799	21.31
North Carolina	2.24	96706	0.16			800+	1.11
More	20.29	*More*	97.28				

Property Type		Units		Occupancy		Purpose		Lender Paid MI	
Single Family	75.39	1	93.38	Primary Residence	69.76	Purchase	58.38	N	98.31
PUD	16.53	2	4.83	Investor Property	27.58	Cash Out Refi	24.49	Y	1.70
2-4 Family	5.61	3	0.77	Secondary Residence	2.65	Rate Term Refi	17.13		
Low-rise Condo	5.07	4	1.01						
Hi-rise Condo	0.44								
Co-Op	0.05								

Prepay Flag		IO Flag	
N	99.79	N	100.00
Y	0.21		

Loans	Current Balance	Avg. Balance	Gross WAC	Net WAC	Orig WA	ST WAM	Am WAM	Age	OLTV	FICO
2,724	$448,807,283.42	$165,388.83	6.5850745036	6.3210294555	359	358	357	1	75.0	711

Gross Rate		Sched Balance		Orig Term		Rt Term		Ot AM Term		Age		Paid To	
5.25 - 5.49%	0.01	$0.00-$ 25,000	0.03	181 - 240 Mont	0.71	181 - 240 Mont	0.71	181 - 240 Mont	0.72	0 Mths	26.84	01/01/04	100.00
5.50 - 5.749%	0.04	$25,001-$ 50,000	0.76	241 - 300 Mont	0.30	241 - 300 Mont	0.30	241 - 300 Mont	0.33	1 - 3 Mths	69.02		
5.75 - 5.99%	0.11	$50,001-$ 75,000	2.43	356 - 360 Mont	98.99	341 - 345 Mont	0.03	301 - 340 Mont	0.19	4 - 6 Mths	3.93		
6.00 - 6.249%	3.07	$75,001-$100,000	5.94			346 - 350 Mont	0.03	341 - 345 Mont	0.16	7 - 12 Mths	0.28		
6.25 - 6.49%	15.47	$100,001-$120,000	7.19			351 - 355 Mont	0.85	346 - 350 Mont	0.25	13 - 18 Mth	0.03		
6.50 - 6.749%	53.19	$120,001-$140,000	8.87			356 - 360 Mont	98.09	351 - 355 Mont	2.00				
6.75 - 6.99%	26.12	$140,001-$160,000	10.36					356 - 360 Mont	96.35				
7.00 - 7.249%	0.96	$160,001-$180,000	9.10										
7.25 - 7.49%	1.00	$180,001-$200,000	9.21										
7.50 - 7.749%	0.03	$200,001-$250,000	18.86										
7.75 - 7.99%	0.00	$250,001-$300,000	13.81										
		$300,001-$350,000	7.51										
		$350,001-$400,000	2.34										
		$400,001-$450,000	0.65										
		$450,001-$500,000	0.44										

Geography		Zip		Orig LTV		FICO	
California	38.38	95133	0.38	0.01-50.00%	6.82	Missing	0.45
New York	7.63	95128	0.30	50.01-60.00%	8.48	480-499	0.03
Florida	7.74	93611	0.29	60.01-65.00%	7.79	520-539	0.06
New Jersey	4.94	89148	0.28	65.01-70.00%	11.22	540-579	0.17
Nevada	3.77	89115	0.37	70.01-75.00%	10.56	580-599	0.40
Arizona	3.40	92984	0.24	75.01-80.00%	22.13	600-619	1.45
Massachusetts	3.17	96761	0.24	80.01-85.00%	0.86	620-649	9.33
Texas	3.03	96749	0.24	85.01-90.00%	17.75	650-699	37.30
Pennsylvania	3.47	95818	0.23	90.01-95.00%	10.35	700-749	30.03
Ohio	3.43	93510	0.23	95.01-97.00%	0.87	750-799	20.38
Washington	3.30	11326	0.22	97.01-100.00%	3.40	800+	1.49
Illinois	3.29	91342	0.22				
Colorado	3.13	90081	0.21				
Georgia	3.05	07003	0.21				
More	26.10	*More*	96.63				

Property Type		Units		Occupancy		Purpose		Lender Paid MI	
Single Family	70.60	1	90.16	Primary Residence	68.02	Purchase	60.27	N	97.13
PUD	22.93	2	7.02	Investor Property	26.92	Cash Out Refi	39.99	Y	2.89
2-4 Family	9.34	3	1.26	Secondary Residence	4.06	Rate Term Refi	14.16		
Low-rise Condo	6.87	4	0.76						
Hi-rise Condo	0.68								

Prepay Flag		IO Flag	
N	97.22	N	100.00
Y	2.78		

Goldman Sachs	Project: Group	CWALT 2004 02CB 3	January 26, 2004 15:26 PAGE 0003

Loans	Current Balance	Avg. Balance	Gross WAC	Net WAC	Orig WA	St WAM	Am WAM	Age	OLTV	FICO
3,443	$388,006,306.81	$142,185.88	5.9488889961	5.6851843497	359	358	358	1	78.8	718

Gross Rate		Sched Balance		Orig Term		St Term		St AM Term		Age		Paid To	
5.00 - 5.249%	0.34	$0.01-$ 25,000	0.05	181 - 240 Mont	0.13	181 - 240 Mont	0.12	181 - 240 Mont	0.12	0 Mths	47.83	01/01/04	100.00
5.25 - 5.49%	3.20	$25,001-$ 50,000	1.50	241 - 300 Mont	0.80	241 - 300 Mont	0.05	241 - 300 Mont	0.31	1 - 3 Mths	42.32		
5.50 - 5.749%	7.55	$50,001-$ 75,000	7.18	356 - 360 Mont	99.08	301 - 345 Mont	0.06	301 - 340 Mont	0.20	4 - 6 Mths	8.88		
5.75 - 5.99%	10.86	$75,001-$100,000	10.08			346 - 350 Mont	0.15	341 - 345 Mont	0.13	7 - 12 Mths	0.95		
6.00 - 6.249%	38.27	$100,001-$120,000	8.94			351 - 355 Mont	6.77	346 - 350 Mont	0.53	13 - 18 Mth	0.06		
6.25 - 6.49%	8.13	$120,001-$140,000	10.05			356 - 360 Mont	93.05	351 - 355 Mont	7.07	60+ Mths	0.04		
6.50 - 6.749%	1.73	$140,001-$160,000	9.03					356 - 360 Mont	91.04				
6.75 - 6.99%	0.56	$160,001-$180,000	7.87										
7.00 - 7.249%	0.08	$180,001-$200,000	7.77										
7.25 - 7.49%	0.10	$200,001-$250,000	13.13										
		$250,001-$300,000	9.15										
		$300,001-$350,000	11.91										
		$350,001-$400,000	1.18										
		$400,001-$450,000	0.86										
		$450,001-$500,000	0.93										
		$600,001-$650,000	0.10										

Geography		Zip		Orig LTV		FICO	
California	26.03	92127	0.46	0.01-50.00%	3.05	Missing	0.58
Texas	7.25	86789	0.40	50.01-60.00%	4.41	450-499	0.09
Florida	4.71	80602	0.32	60.01-65.00%	3.82	500-519	0.11
Colorado	4.23	80126	0.28	65.01-70.00%	11.28	520-559	1.06
New York	3.27	84025	0.28	70.01-75.00%	8.83	560-579	0.83
Hawaii	3.14	92536	0.25	75.01-80.00%	31.47	580-599	0.56
Arizona	3.09	78613	0.24	80.01-85.00%	1.76	600-619	1.37
Washington	2.88	81701	0.24	85.01-90.00%	8.81	620-649	7.36
Oregon	2.80	91190	0.22	90.01-95.00%	6.58	650-699	39.95
Michigan	2.79	45939	0.21	95.01-97.00%	5.18	700-749	37.93
Ohio	2.70	92158	0.21	97.01-100.00%	10.43	750-799	22.88
Virginia	2.64	49684	0.21			800+	1.74
North Carolina	2.58	77420	0.20				
Nevada	2.29	77884	0.18				
More	31.63	*More*	96.12				

Property Type		Units		Occupancy		Purpose		Lender Paid MI	
Single Family	68.71	1	93.53	Primary Residence	74.57	Purchase	60.34	N	98.61
PUD	21.15	2	4.48	Investor Property	24.18	Cash Out Refi	20.05	Y	1.39
2-4 Family	8.47	3	0.86	Secondary Residence	1.24	Rate Term Refi	19.61		
Low-rise Condo	6.38	4	1.13						
Hi-rise Condo	0.31								

Prepay Flag		IO Flag	
N	100.00	N	100.00

Goldman Sachs	Project: Group	CWALT 2006 02CB	January 26, 2006 15:24 PAGE 0004

Loans	Current Balance	Avg. Balance	Gross WAC	Net WAC	Orig WA	ST WAM	Am WAM	Age	OLTV	FICO
1,748	$238,384,175.00	$135,844.28	5.8650077822	5.3101080706	179	177	177	3	64.8	736

Gross Rate		Sched Balance		Orig Term		St Term		St AM Term		Age		Paid To	
4.25 - 4.49%	0.22	$0.00-$ 25,000	0.04	1 - 120 Months	1.46	1 - 120 Months	1.46	1 - 120 Months	1.46	0 Mths	21.96	01/01/06	100.00
4.50 - 4.749%	0.15	$25,001-$ 50,000	1.63	166 - 170 Mont	0.07	166 - 170 Mont	0.83	121 - 160 Mont	0.10	1 - 3 Mths	68.06		
4.75 - 4.99%	3.80	$50,001-$ 75,000	7.14	176 - 180 Mont	98.47	171 - 175 Mont	5.53	161 - 165 Mont	0.07	4 - 6 Mths	5.67		
5.00 - 5.249%	4.40	$75,001-$100,000	11.40			176 - 180 Mont	92.18	166 - 170 Mont	1.09	7 - 12 Mths	3.60		
5.25 - 5.49%	23.14	$100,001-$120,000	10.96					171 - 175 Mont	7.46	13 - 18 Mth	0.13		
5.50 - 5.749%	37.06	$120,001-$140,000	11.07					176 - 180 Mont	89.79				
5.75 - 5.99%	26.47	$140,001-$160,000	10.02										
6.00 - 6.249%	3.15	$160,001-$180,000	8.29										
6.25 - 6.49%	0.93	$180,001-$200,000	8.41										
6.50 - 6.749%	0.12	$200,001-$250,000	11.57										
6.75 - 6.99%	0.11	$250,001-$300,000	9.15										
7.00 - 7.249%	0.05	$300,001-$350,000	6.64										
7.50 - 7.749%	0.08	$350,001-$400,000	6.17										
		$400,001-$450,000	6.36										
		$600,001-$650,000	0.27										

Geography		Zip		Orig LTV		FICO	
California	35.40	30077	0.35	0.01-50.00%	18.88	Missing	0.29
New York	8.20	07730	0.32	50.01-60.00%	19.46	460-479	0.10
Florida	6.01	11236	0.32	60.01-65.00%	10.92	480-499	0.13
Texas	6.06	96816	0.30	65.01-70.00%	13.27	500-519	0.35
New Jersey	4.16	96818	0.30	70.01-75.00%	14.60	520-559	1.33
Pennsylvania	3.13	06468	0.28	75.01-80.00%	16.31	540-579	0.82
Arizona	2.71	90026	0.28	80.01-85.00%	1.41	580-599	1.35
Massachusetts	2.37	01305	0.28	85.01-90.00%	5.11	600-619	3.09
Washington	2.32	06903	0.27	90.01-95.00%	1.92	620-649	10.09
Illinois	2.33	91360	0.27	97.01-100.00%	0.13	650-699	30.77
Michigan	2.14	95661	0.27			700-749	30.84
Hawaii	2.13	81024	0.27			750-799	20.12
Oregon	2.08	72556	0.27			800+	1.70
Ohio	1.99	80832	0.27				
"More"	26.85	"More"	95.32				

Property Type		Units		Occupancy		Purpose		Lender Paid MI	
Single Family	73.80	1	91.99	Primary Residence	71.65	Cash Out Refi	45.06	N	98.17
PUD	12.06	2	6.66	Investor Property	24.35	Rate Term Refi	36.16	Y	1.83
2-4 Family	8.02	3	0.73	Secondary Residence	4.00	Purchase	19.01		
Low-rise Condo	5.41	4	0.62						
Hi-rise Condo	0.71								

Prepay Flag		IO Flag	
N	99.89	N	100.00
Y	0.11		